August 16, 2016

VIA EDGAR

Mr. Andrew Mew

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Callaway Golf Company

Form 10-K for the Year Ended December 31, 2015

Filed March 4, 2016

File No. 001-10962

Dear Mr. Mew:

We are in receipt of the Securities and Exchange Commission’s (the “Commission”) letter dated August 4, 2016 regarding Callaway Golf Company’s Form 10-K for the year ended December 31, 2015, filed on March 4, 2016.

Pursuant to the voicemail we received from a member of the staff (the “Staff”) of the Division of Corporation Finance of the Commission on August 16, 2016 in response to our initial voicemail inquiry, we are writing to respectfully request an extension until August 26, 2016 to respond to your letter. We are committed to responding to your letter promptly and intend to provide a response to the Staff no later than August 26, 2016. We would appreciate the Commission’s accommodation of our request.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (760) 804-4056.

Sincerely,

/s/ Brian P. Lynch
Brian P. Lynch
Senior Vice President, General Counsel & Corporate Secretary

cc: Robert K. Julian, Chief Financial Officer, Callaway Golf Company

Callaway Golf Company	2180 Rutherford Road	Carlsbad, CA 92008-7328	T (760) 931 1771